                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of December 2003
                      -------------


                        Woori Finance Holdings Co., Ltd.
                        --------------------------------

                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
                 -----------------------------------------------

                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X        Form 40-F
                                    -                  -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                            ------

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ------

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes             No     X
                            ------             -

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                          Cancellation of Stock Options

Stock options that had been previously provided to nine former subsidiary directors have been cancelled.

Key Details of Stock Option Cancellation
----------------------------------------


              Items                                 Details
              -----                                 -------


Total Stock Option Holders             62 individuals

Outstanding Stock Option Shares        1,560,000 common shares of Woori
                                       Finance Holdings Co., Ltd.

Board of Directors Resolution to       Dec. 11, 2003
Cancel Certain Stock Options

Cancelled Stock Option Holders         9 former subsidiary directors

Reason for Cancellation                The 9 subsidiary directors were
                                       dismissed due to their poor management
                                       performance

Stock Option Execution Period          Start : Dec. 5, 2005
                                       End : Dec. 4, 2008


















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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Woori Finance Holdings Co., Ltd.
                                             -----------------------------------
                                             (Registrant)

     Date: December 12, 2003                 By:  /s/  Won Gihl Sohn
                                             -----------------------------------
                                             (Signature)

                                             Name:  Won Gihl Sohn
                                             Title: Managing Director